

Mailstop 4628

October 14, 2016

Via E-mail
Mr. Robert S. Taylor
Chief Financial Officer
Superior Energy Services, Inc.
1001 Louisiana Street, Suite 2900
Houston, Texas 77002

> **Re:** **Superior Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 25, 2016**
> **Response Letter dated September 28, 2016**
> **File No. 1-34037**

Dear Mr. Taylor:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements

1. We have read your response to prior comment one and understand that you intend to revise the parenthetical notation for each cost of revenue category to clarify that only DD&A has been omitted from these measures. Please also report the amount of DD&A that has been excluded from each category individually so that total costs of each category are presented to comply with Rule 5-03.2 of Regulation S-X.

Mr. Robert S. Taylor
Superior Energy Services, Inc.
October 14, 2016

2.   We understand from your response to prior comment two that you will expand your disclosure in MD&A in future filings to quantify variations in revenues attributable to prices and levels of utilization, volumes or quantities sold, as appropriate. Please submit the incremental disclosures that you propose to show such correlation between changes in revenues and the relevant non-financial measures of activity.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources